                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number        1-16463
                              --------------------------------------------------

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PEABODY WESTERN-UMWA 401(k) PLAN
--------------------------------------------------------------------------------

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------


    701 MARKET STREET, ST. LOUIS, MISSOURI                     63101-1826
--------------------------------------------------------------------------------
   (Address of principal executive offices)                     (Zip Code)

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm..................     1

Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2004 and 2003..........................................     2

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2004 and 2003..............................     3

     Notes to Financial Statements.......................................     4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...........     9

Signatures...............................................................    10

Exhibit Index............................................................    11

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

The Plan Administrator
Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Western-UMWA 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                     /s/ ERNST & YOUNG LLP
                                                     ---------------------
                                                     Ernst & Young LLP


St. Louis, Missouri
June 2, 2005

                        Peabody Western-UMWA 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                   DECEMBER 31
                                               2004            2003
                                            ----------     ----------
ASSETS
Investments, at fair value:
  Investments in mutual funds               $9,137,353     $7,857,341
  Investment in Peabody Energy Stock Fund       79,091         33,050
  Participant notes receivable                 510,430        529,709
                                            ----------     ----------
Net assets available for benefits           $9,726,874     $8,420,100
                                            ==========     ==========


See accompanying notes.

                        Peabody Western-UMWA 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits


                                                               YEAR ENDED DECEMBER 31
                                                                2004            2003
                                                            -----------      -----------
ADDITIONS
Interest and dividends                                      $   153,457      $   123,130
Net realized and unrealized appreciation of investments         948,544        1,532,428
                                                            -----------      -----------
Net investment income                                         1,102,001        1,655,558
                                                            -----------      -----------
Contributions:
 Employee                                                     1,056,450        1,080,315
 Employer                                                         9,329            5,323
                                                            -----------      -----------
Total contributions                                           1,065,779        1,085,638
                                                            -----------      -----------
Total additions                                               2,167,780        2,741,196
                                                            -----------      -----------
DEDUCTIONS
Withdrawals by participants                                    (858,906)        (365,082)
Transfers to other plans                                             --           (2,372)
Administrative expenses                                          (2,100)          (1,800)
                                                            -----------      -----------
Total deductions                                               (861,006)        (369,254)
                                                            -----------      -----------
Net increase in net assets available for benefits             1,306,774        2,371,942
Net assets available for benefits at beginning of year        8,420,100        6,048,158
                                                            -----------      -----------
Net assets available for benefits at end of year            $ 9,726,874      $ 8,420,100
                                                            ===========      ===========


See accompanying notes.

                        Peabody Western-UMWA 401(k) Plan

                          Notes to Financial Statements

                     Years Ended December 31, 2004 and 2003


1. DESCRIPTION OF THE PLAN

The following description of the Peabody Western-UMWA 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan, and participation in the Plan is voluntary. Employees of Peabody Western Coal Co., Big Sky Coal Co., and Seneca Coal Co. (collectively, the "Employers") who are members of the United Mine Workers of America ("UMWA") collective bargaining unit covered by the Western Surface Agreement are eligible for participation in the Plan on the effective date of the Plan or on the date of their employment. The Plan excludes employees who are members of a collective bargaining unit other than the UMWA covered by the Western Surface Agreement, nonresident aliens with no U.S. source of income, and leased employees. The Employers are indirect, wholly-owned subsidiaries of Peabody Energy Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan allows participants to invest in a selection of mutual funds and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Each year participants may contribute any whole percentage from 2% to 50% of pre-tax base compensation, as defined in the Plan. In addition, participants may also contribute distributions from other qualified defined benefit or defined contribution plans. Participants may also defer the cash equivalent of up to 10 employee benefit days per calendar year. Participants may change their contribution percentage and change fund allocations for future contributions daily. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service ("IRS"). A participant may discontinue contributions without withdrawing from the Plan.

In the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan, subject to certain limitations.

                        Peabody Western-UMWA 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

The Employers shall make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant for the plan year is 25% of the cash equivalent of the employee benefit days that a participant defers. To be a qualified participant, eligible to receive employer matching contributions for a plan year, an employee must be credited with one hour of service in the plan year.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balance from their fund accounts, subject to a minimum of $1,000 and a maximum of $50,000. The loan is secured by the balance in the participant's account and bears interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus 1%. Principal and interest are paid ratably through payroll deductions. Only one loan may be outstanding at a time.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, employer contributions, and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PAYMENT OF BENEFITS

Participants may receive their account balances upon retirement, disability, death, or termination of employment. The participant, or their beneficiary, may elect to receive either a lump-sum payment equal to the value of the participant's vested interest in their account, or installments paid quarterly or annually. Participants may also elect a direct rollover to an individual retirement account or another qualified plan. Participants who have attained the age of 59 1/2 have the right to receive a partial or complete distribution of their vested account balance upon request, without penalty. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

VESTING

Employer and participant contributions are vested 100% at the time of contribution.

                        Peabody Western-UMWA 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants' accounts would remain fully vested upon termination of the Plan. Currently, the Employers have no intention to terminate the Plan.

ADMINISTRATIVE EXPENSES

All significant administrative expenses of the Plan are paid by the Employers. Participants are required to pay their own loan fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUE OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at the year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

                        Peabody Western-UMWA 401(k) Plan

3. RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code of 1986 (the "Code"), as amended. The Plan also invests in Peabody Energy Corporation stock, through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

4. INVESTMENTS

The Plan's investments, including those purchased, sold or held during the year, appreciated in fair value as determined by quoted market prices as follows:


                                 2004           2003
                              ----------     ----------
Mutual funds                  $  914,915     $1,520,547
Peabody Energy Stock Fund         33,629         11,881
                              ----------     ----------
                              $  948,544     $1,532,428
                              ==========     ==========


Investments representing 5% or more of the fair value of the Plan's net assets at December 31 were as follows:


                                                  2004           2003
                                               ----------     ----------
Mutual funds:
  Vanguard Explorer Fund                       $2,050,822     $1,982,313
  Vanguard International Growth Fund              817,279        670,766
  Vanguard LifeStrategy Moderate Growth Fund      716,822        600,455
  Vanguard Prime Money Market Fund                962,038        851,740
  Vanguard PRIMECAP Fund                        1,892,801      1,609,152
  Vanguard Total Bond Market Index Fund           685,787        595,600
  Vanguard Windsor II Fund                      1,481,060      1,143,550

                        Peabody Western-UMWA 401(k) Plan

5. INCOME TAX STATUS

The Plan received a determination letter from the IRS dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                              Supplemental Schedule
                        Peabody Western-UMWA 401(k) Plan

                             Employer ID #13-2606920
                                    Plan #001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004


IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT TYPE        CURRENT VALUE
----------------------------------------------------------------------------------------------
Vanguard Explorer Fund*                    27,502 shares of mutual fund          $   2,050,822
Vanguard International Growth Fund*        43,334 shares of mutual fund                817,279
Vanguard LifeStrategy Conservative
  Growth Fund*                             8,415 shares of mutual fund                 128,410
Vanguard LifeStrategy Growth Fund*         13,663 shares of mutual fund                273,805
Vanguard LifeStrategy Income Fund*         9,500 shares of mutual fund                 128,529
Vanguard LifeStrategy Moderate
  Growth Fund*                             40,024 shares of mutual fund                716,822
Vanguard Prime Money Market Fund*          962,038 shares of mutual fund               962,038
Vanguard PRIMECAP Fund*                    30,382 shares of mutual fund              1,892,801
Vanguard Total Bond Market Index Fund*     66,776 shares of mutual fund                685,787
Vanguard Windsor II Fund*                  48,196 shares of mutual fund              1,481,060
Peabody Energy Stock Fund*                 2,337 units of stock fund                    79,091
Various participants                       Participant loans, interest rates
                                             from 5.0% to 8.5%,
                                             maturities through May 27, 2013           510,430
                                                                                 -------------
                                                                                 $   9,726,874
                                                                                 =============

*  Parties-in-interest.

                                   SIGNATURES

Peabody Western - UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                Peabody Western -
                                                UMWA 401(k) Plan


Date:  June 27, 2005                     By:    /s/ SHARON D. FIEHLER
                                                --------------------------------
                                                Sharon D. Fiehler
                                                Peabody Energy Corporation
                                                Executive Vice President,
                                                Human Resources & Administration

                                  EXHIBIT INDEX


The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
  No.       Description of Exhibit
-------     --------------------------------------------------------------------
  23        Consent of Ernst & Young LLP, Independent Registered Public
            Accounting Firm